Rainier Investment Management Mutual Funds
601 Union Street, Suite 2801
Seattle, WA 98101

July 30, 2010

VIA EDGAR TRANSMISSION

Patricia Williams
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Rainier Investment Management Mutual Funds (“the Company”)
File Nos. 33-73792 and 811-08270

Dear Ms. Williams:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your July 9, 2010 comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC by Brick Barrientos, regarding the Company’s Post-Effective Amendment (“PEA”) No. 32 to its registration statement.  PEA No. 32 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on May 27, 2010, and will become effective on July 31, 2010.  The purpose of PEA No. 32 was to conform the Funds’ Prospectuses to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.  The Trust is filing this PEA No. 33 under Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate; and (3) file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Company’s responses, your comments and suggestions are included in bold typeface immediately followed by the Company’s responses.

In addition, in connection with this filing, the Company hereby states the following:

1.
The Company acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Company and its management are solely responsible for the content of such disclosure;

2.
The Company acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Company represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

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The Company’s responses to your comments are as follows:

RESPONSES TO ORAL COMMENTS RECEIVED JULY 9, 2010

Summary Sections (All Portfolios)

1.	Under the Performance discussion within each Portfolio’s Summary Section, please provide more specificity about the additional index in the narrative explanation accompanying the bar chart and table.

The Trust responds by adding the suggested disclosure where appropriate.

2.	Under the Tax Information discussion within each Portfolio’s Summary Section, please add a sentence stating that tax-deferred accounts will be taxed at a later date.

The Trust responds by adding the suggested disclosure.

Summary Sections (Small/Mid Cap Equity Portfolio)

3.	Under the Principal Investment Strategies discussion of the Small/Mid Cap Equity Portfolio, please define what is meant by “small/mid cap” securities.

The Trust responds by specifically stating that the “Advisor defines small/mid cap companies as companies with market capitalizations between $100 million and $15 billion.

Summary Sections (Intermediate Fixed Income Portfolio)

4.
Under the Principal Investment Strategies discussion of the Intermediate Fixed Income Portfolio, please revise the first sentence (i.e., the 80% sentence) to refer to “fixed income” securities rather than “investment grade debt” securities, given that the name of the Portfolio has the words “fixed income” in the name.

The Trust responds by modifying the disclosure as suggested.

More about the Portfolios’ Investment Objectives, Strategies and Risks

5.
Under the Investment Objectives subheading, please add disclosure where appropriate, indicating which of the Portfolios’ investment objectives are non-fundamental, therefore permitted to be changed by the Board of Trustees with notice to shareholders.

The Trust responds by confirming that the investment objectives for each of the Portfolios are fundamental.  Accordingly, the Trust has added a statement to that effect in the Portfolios’ Statement of Additional Information rather than the Prospectus.

6.	Under the Investment Strategies and Principal Risks subheadings, please consider reorganizing the discussion by Portfolio rather than investment topic.

The Trust responds by modifying the disclosure as suggested.

7.
Under the Principal Risks subheading, “Foreign Company Risk” is mentioned for the first time.  Please clarify whether the investment in foreign companies is considered a principal investment strategy of the Portfolios.  If so, please add disclosure regarding such investments in each Portfolio’s Investment Strategy discussion in the Summary Section and under Item 9 as appropriate.  Additionally, please add corresponding risk disclosure to each Portfolio’s Summary Section.

The Trust responds by confirming that investment in foreign securities is a principal investment strategy of each of the Portfolios and has added disclosure to each Portfolio’s Summary Section and Item 9 discussion as appropriate.  Additionally, the Trust has added corresponding risk disclosure to each Portfolio’s Summary Section.

Prospectus (High Yield Portfolio)

8.
Under the Principal Investment Strategies and Principal Risks discussion (in the Summary Section and Item 9), please consider specifying in which derivatives the Portfolio will likely invest and to what extent, and similarly reference each risk type separately rather than under a general “Derivatives Risk” paragraph.

The Trust responds by confirming that investments in derivatives are not a principal strategy of the Fund; therefore the language has been removed from the Prospectus.

Statements of Additional Information (All Portfolios)

9.	Under the Portfolio Holdings discussion, please specify the frequency and the lag time of which portfolio holdings are shared on an ongoing arrangement.

The Trust responds by adding the disclosure as requested.

10.
In the last column of the Management table disclosing the information about the Board of Trustees, please add a phrase indicating that the disclosure refers to Other Directorships Held by Trustee “over the last five years.”

The Trust responds by adding the disclosure as requested.

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I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/Leonard P. Brennan
Leonard P. Brennan
Vice President
Rainier Investment Management Mutual Funds

cc:           David Hearth, Esq., Paul, Hastings, Janofsky & Walker LLP